FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 10th 2005, announcing that Mr. Haim Benjamini has been elected to serve as External Director on the Company’s Board of Directors.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: February 10, 2005

Gilat Announces Mr. Haim Benjamini to Serve as External Director on the Company's Board of Directors

Election took place today at the Company’s Special Meeting of Shareholders

Petah Tikva, Israel, February 10, 2005 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that Mr. Haim Benjamini has been elected to serve as External Director on the Company’s Board of Directors.

Mr. Benjamini will serve for a term of three years and until his respective successor is duly elected and qualified.

Mr. Benjamini currently serves as an advisor to Teva Pharmaceutical Industries Ltd., CEO, board and management. Since 1988 and until December 31, 2004, Mr. Benjamini served as Teva’s Corporate Vice President of Human Resources.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of satellite and hybrid telecommunication solutions and operations. Gilat operates under two business units, Gilat Network Solutions (GNS) and Gilat Network Operations (GNO). With over 500,000 Very Small Aperture Terminals (VSATs) shipped in more than 80 countries across six continents, GNS delivers satellite communication solutions to operators worldwide. GNO provides end-to-end enterprise and consumer networking as well as rural communication operations. Gilat’s headquarters is located in Petah Tikva, Israel, Spacenet operation center is in McLean, Virginia and rural operations centers are in Latin America. In addition, Gilat has 13 local offices and 5 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products. Gilat SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Marketing Manager
+972 3 925 2406; shira@gilat.com